CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)(2)
Notes	$2,775,000	$296.93

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.
(2)	Pursuant to Rule 457(p) under the Securities Act of 1933, filing fees of $597,924.69 have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form S-3 (No. 333-117770) filed by JPMorgan Chase & Co. on July 30, 2004, and have been carried forward, of which $296.93 offset against the registration fee due for this offering and of which $597,627.76 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

Pricing Supplement no. 84 To prospectus dated December 1, 2005, prospectus supplement dated December 1, 2005 and product supplement no. 35-I dated June 20, 2006	Registration Statement No. 333-130051 Dated July 20, 2006 Rule 424(b)(2)

Structured Investments	JPMorgan Chase & Co. $2,775,000 Return Enhanced Notes Linked to a Basket Consisting of the S&P 500® Index, the Nikkei 225 Index and the Dow Jones EURO STOXX 50® Index due August 1, 2007

General

  The notes are designed for investors who seek a return of three times the appreciation of an equally weighted diversified basket of indices up to a maximum total return on the notes of 21% at maturity. Investors should be willing to forgo interest and dividend payments and be willing to lose some or all of their principal if the Basket declines.
  Senior unsecured obligations of JPMorgan Chase & Co. maturing August 1, 2007†.
  Minimum denominations of $1,000 and integral multiples thereof.
  The notes priced on July 20, 2006, and are expected to settle on or about July 25, 2006.

Key Terms

Basket:	The notes are linked to a basket consisting of the S&P 500® Index, the Nikkei 225 Index and the Dow Jones EURO STOXX 50® Index (each a “Basket Index” and together the “Basket Indices”).
Index Weightings:

The S&P Weighting, the Nikkei Weighting and the EURO STOXX Weighting (each an “Index Weighting” and, collectively, the “Index Weightings”) are each set to equal 1/3 of the value of the Basket, or approximately 33.3333%.

Upside Leverage Factor:	3
Payment at Maturity:

If the Ending Basket Level is greater than the Starting Basket Level, you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the Basket Return multiplied by three, subject to a Maximum Total Return on the notes of 21%. For example, if the Basket Return is 7% or more, you will receive the Maximum Total Return on the notes of 21%, which entitles you to the maximum payment of $1,210 at maturity for every $1,000 principal amount note that you hold. Accordingly, if the Basket Return is positive, your payment per $1,000 principal amount note will be calculated as follows, subject to the Maximum Total Return:

$1,000 + [$1,000 x (Basket Return x 3)]

Your investment will be fully exposed to any decline in the Basket. If the Ending Basket Level declines from the Starting Basket Level, you will lose 1% of the principal amount of your notes for every 1% that the Basket declines from the Starting Basket Level. Accordingly, if the Basket Return is negative, your payment per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 x Basket Return)
You will lose some or all of your investment at maturity if the Ending Basket Level declines from the Starting Basket Level.
Basket Return:	The performance of the Basket from the Starting Basket Level to the Ending Basket Level, calculated as follows:
Ending Basket Level – Starting Basket Level Starting Basket Level
Starting Basket Level:	Set equal to 100 on the pricing date.
Ending Basket Level:	The Basket Closing Level on the Observation Date
Basket Closing Level:	The Basket Closing Level will be calculated as follows:
100 x [1 + (S&P Return * S&P Weighting) + (Nikkei Return * Nikkei Weighting) + (EURO STOXX Return * EURO STOXX Weighting)]

The S&P Return, the Nikkei Return and the EURO STOXX Return are the performance of the respective Basket Index, expressed as a percentage, from the respective index starting level to the respective index closing level on the Observation Date. The S&P Starting Level, the Nikkei Starting Level and the EURO STOXX Starting Level are 1249.13, 14946.84 and 3589.63, respectively. For additional information, see “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 35-I.

Observation Date:	July 27, 2007†
Maturity Date:	August 1, 2007†
CUSIP:	48123JCG2
†	Subject to postponement in the event of a market disruption event and as described under “Description of Notes – Payment at Maturity” in the accompanying product supplement no. 35-I.

Investing in the Return Enhanced Notes involves a number of risks. See “Risk Factors” beginning on page PS-6 of the accompanying product supplement no. 35-I and “Selected Risk Considerations” beginning on page PS-1 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Fees and Commissions (1)	Proceeds to Us

Per note	$ 1,000	$ 12.00	$ 988.00

Total	$ 2,775,000	$ 33,300	$ 2,741,700

(1)	J.P. Morgan Securities Inc., whom we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission of $12.00 per $1,000 principal amount note and would use a portion of that commission to allow concessions to other dealers of $8.00 per $1,000 principal amount note. See “Underwriting” beginning on page PS-31 of the accompanying product supplement no. 35-I.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

July 20, 2006

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated December 1, 2005 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 35-I dated June 20, 2006. This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated July 19, 2006 and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 35-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):

  Product supplement no. 35-I dated June 20, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206001598/e24319-424b2.pdf

  Prospectus supplement dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002390/e22885_424b2.txt

  Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC Web site is 19617. As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to JPMorgan Chase & Co.

Selected Purchase Considerations

  APPRECIATION POTENTIAL — The notes provide the opportunity to enhance equity returns by multiplying a positive Basket Return by three, up to the Maximum Total Return on the notes of 21%, or $1,210 for every $1,000 principal amount note. Because the notes are our senior obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
  DIVERSIFICATION AMONG THE BASKET INDICES — The return on the notes is linked to a basket consisting of the S&P 500® Index, the Nikkei 225 Index and the Dow Jones EURO STOXX 50® Index. The S&P 500® Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. The Nikkei 225 Index consists of 225 stocks listed on the First Section of the Tokyo Stock Exchange and which, therefore, are among the most actively traded on that exchange. The Dow Jones EURO STOXX 50® Index consists of 50 component stocks of market sector leaders from within the Eurozone. For additional information about the Basket and each Basket Index, please see “The S&P 500® Index,” “The Nikkei 225 Index” and “The Dow Jones EURO STOXX 50® Index” in the accompanying product supplement no. 35-I.
  CAPITAL GAINS TAX TREATMENT — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 35-I. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell, your purchase and ownership of the notes should be treated as an “open transaction” for U.S. federal income tax purposes. Accordingly, if you hold the notes for more than a year, your gain or loss on the notes should be treated as long-term capital gain or loss. However, the IRS or a court may not respect this characterization of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. Assuming the characterization of the notes as an open transaction is respected, the U.S. federal income tax consequences to a purchaser who is not an initial purchaser of notes at the issue price should be substantially similar to those described above and in the accompanying product supplement no. 35-I. Such purchasers should consult their tax advisers regarding the treatment of the notes, including possible alternative characterizations.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Basket, the Basket Indices or any of the component stocks of the Basket Indices. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 35-I dated June 20, 2006.

  YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal. The return on the notes at maturity is linked to the performance of the Basket and will depend on whether, and the extent to which, the Basket Return is positive or negative. Your investment will be fully exposed to any decline in the Ending Basket Level as compared to the Starting Basket Level.
  YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM TOTAL RETURN — If the Ending Basket Level is greater than the Starting Basket Level, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional amount that will not exceed the Maximum Total Return of 21%, regardless of the appreciation in the Basket, which may be significant.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
  NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing any of the Basket Indices would have.

JPMorgan Structured Investments — Return Enhanced Notes Linked to a Basket Consisting of the S&P 500® Index, the Nikkei 225 Index and the Dow Jones EURO STOXX 50® Index	PS-1
  NO DIRECT EXPOSURE TO FLUCTUATIONS IN FOREIGN EXCHANGE RATES — The value of your notes will not be adjusted for exchange rate fluctuations between the U.S. dollar and the currencies in which the stocks underlying each Basket Index are based, although any currency fluctuations could affect the performance of the Basket. Therefore, if the applicable currencies appreciate or depreciate relative to the U.S. dollar over the term of the notes, you will not receive any additional payment or incur any reduction in your payment at maturity.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the level of the Basket on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the expected volatility of the Basket Indices;
    the time to maturity of the notes;
    the dividend rate on the common stocks underlying the Basket Indices;
    interest and yield rates in the market generally;
    a variety of economic, financial, political, regulatory or judicial events;
    the exchange rate and the volatility of the exchange rate between the dollar, the euro and the yen; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

What is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Basket?

The following table illustrates the hypothetical total return at maturity on the notes. The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns set forth below reflect the Maximum Total Return on the notes of 21%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Ending Basket Level	Basket Return	Total Return	Annualized Return

180	80.00%	21.00%	20.53%
160	60.00%	21.00%	20.53%
150	50.00%	21.00%	20.53%
140	40.00%	21.00%	20.53%
130	30.00%	21.00%	20.53%
120	20.00%	21.00%	20.53%
110	10.00%	21.00%	20.53%
107	7.00%	21.00%	20.53%
105	5.00%	15.00%	14.67%
103	3.00%	9.00%	8.81%
100	0.00%	0.00%	0.00%
90	-10.00%	-10.00%	-9.81%
80	-20.00%	-20.00%	-19.63%
70	-30.00%	-30.00%	-29.49%
60	-40.00%	-40.00%	-39.37%
50	-50.00%	-50.00%	-49.29%
40	-60.00%	-60.00%	-59.24%
30	-70.00%	-70.00%	-69.25%
20	-80.00%	-80.00%	-79.33%
10	-90.00%	-90.00%	-89.52%
0	-100.00%	-100.00%	-100.00%

JPMorgan Structured Investments — Return Enhanced Notes Linked to a Basket Consisting of the S&P 500® Index, the Nikkei 225 Index and the Dow Jones EURO STOXX 50® Index	PS-2

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Basket increases from a Starting Basket Level of 100 to an Ending Basket Level of 105. Because the Ending Basket Level of 105 is greater than the Starting Basket Level of 100 and the Basket Return of 5% multiplied by 3 does not exceed the Maximum Total Return of 21%, the investor receives a payment at maturity of $1,150 per $1,000 principal amount note.

Payment at maturity per $1,000 principal amount note = $1,000 + [$1,000 x (5% x 3)] = $1,150

Example 2: The level of the Basket increases from a Starting Basket Level of 100 to an Ending Basket Level of 120. Because the Basket Return of 20% multiplied by 3 exceeds the Maximum Total Return of 21%, the investor receives a payment at maturity of $1,210 per $1,000 principal amount note, the maximum payment on the notes.

Example 3: The level of the Basket decreases from a Starting Basket Level of 100 to an Ending Basket Level of 80. Because the Ending Basket Level of 80 is less than the Starting Basket Level of 100, the Basket Return is negative and the investor will receive a payment at maturity of $800 per $1,000 principal amount note.

Payment at maturity per $1,000 principal amount note = $1,000 + ($1,000 x -20%) = $800

Historical Information

The following graphs show the weekly performance of each Basket Index as well as the Basket as a whole from January 5, 2001 through July 14, 2006. The graph of the historical Basket performance assumes the Basket level on January 5, 2001 was 100 and the Index Weightings specified on the cover of this pricing supplement on that date. The closing level of the S&P 500® Index on July 20, 2006 was 1249.13. The closing level of the Nikkei 225 Index on July 20, 2006 was 14946.84. The closing level of the Dow Jones EURO STOXX 50® Index on July 20, 2006 was 3589.63.

We obtained the various Basket Index closing levels below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of information obtained from Bloomberg Financial Markets. The historical levels of each Basket Index and of the Basket should not be taken as an indication of future performance, and no assurance can be given as to the closing level of any Basket Index on the Observation Date. We cannot give you assurance that the performance of the Basket Indices will result in the return of any of your initial investment.

JPMorgan Structured Investments — Return Enhanced Notes Linked to a Basket Consisting of the S&P 500® Index, the Nikkei 225 Index and the Dow Jones EURO STOXX 50® Index	PS-3